FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

May 5, 2003

Commission File Number 33-79548

EURO DISNEY S.C.A.
(Translation of registrant’s name into English)

Immeubles Administratifs Route Nationale 34 77144 Chessy France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒      Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐      No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐      No:  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐      No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EURO DISNEY S.C.A. AND SUBSIDIARIES

INTERIM REPORT

First Half Ended March 31, 2003

The results for the six month period ended (“First Half”) March 31, 2003 are not necessarily indicative of the results that may be expected for the year ending September 30, 2003. The Group’s annual results are significantly dependent upon the second half of the year, which is the high season at Disneyland Resort Paris.

Walt Disney Studios Park opened to the public on March 16, 2002, and did not have a material impact on the operating results before exceptional items during First Half 2002.

Despite the generally weak tourism environment caused by the ongoing geopolitical uncertainties, revenues during First Half 2003 increased 8% reflecting strong improvements in all key operating drivers for the Resort, including theme park attendance, hotel occupancy and average guest spending.   This growth was driven by the significant investments made in the Resort for the construction of Walt Disney Studios, which opened on March 16, 2002.  Although encouraging, these revenue increases did not meet our original expectations due to the recent slow-down in tourism.

Operating margin decreased by € 26.5 million from € 42.5 million in the prior year to € 16.0 million in First Half 2003.  Direct operating costs and marketing, general and administrative expenses increased significantly during the period.

Direct operating costs year-to-date are in-line with our original planning, which anticipated a higher level of revenues, and which reflect the largely fixed and semi-variable direct cost base required to operate the now-larger Resort despite the fluctuation in demand throughout the year.  Marketing, general and administrative expenses were higher, in part, as a result of the timing of media campaigns between the First and Second Half 2003.

As previously announced, our ability to leverage the investment in Walt Disney Studios Park is expected to benefit from the opening of additional on-site (third-party) hotel capacity, the first phase of which totals 1,450 rooms and will be completely on-line before summer 2003.

FINANCIAL RESULTS

Certain reclassifications in the 2002 comparative amounts have been made to conform to the 2003 presentation.

Revenues

The total revenues of the Group were generated from the following activities:

	First Half ended March 31,		Variation
(€ in millions)	2003	2002	Amount	Change
Theme Parks	217.4	196.6	20.8	10.6%
Hotels and Disney Village	199.0	176.1	22.9	13.0%
Other	50.9	53.6	(2.7)	(5.0)%
Resort Activities Segment	467.3	426.3	41.0	9.6%

Real Estate Development Activities Segment	5.3	11.3	(6.0)	(53.1)%

Total Revenues	472.6	437.6	35.0	8.0%

During the First Half 2003, Disneyland Resort Paris revenues increased 8.0 % to € 472.6 million reflecting growth in the Resort Segment of € 41.0 million (+9.6%), partially offset by a decrease of € 6.0 million in the Real Estate Development Segment.

Theme park revenues increased € 20.8 million to reach € 217.4 million, an improvement of 10.6 % over the prior year, driven by higher attendance during the period.  The increased attendance reflected the impact of Walt Disney Studios Park, which opened last spring.  Total average spending per guest (including admissions, merchandise and food and beverage) increased slightly during the period.

Hotels and Disney Village revenues increased € 22.9 million to reach € 199.0 million, an increase of 13.0%.  Hotel occupancy and spending per room increased significantly compared to the prior year. In addition, Disney Village continued to improve its revenues primarily as a result of the incremental guest volume linked to Walt Disney Studios Park.

Other Revenues (which primarily includes participant sponsorships, transportation and other travel services sold to guests) decreased € 2.7 million to € 50.9 million from € 53.6 million in the prior year.

Real Estate Development Revenues decreased from € 11.3 million in the prior year to € 5.3 million in First Half 2003. As previously announced, real estate development revenues and operating margin for the full fiscal year 2003 are expected to be significantly lower than those of full fiscal year 2002, but in-line with our projections.

Costs and Expenses

Total Costs and Expenses of the Group by category and by segment were composed of:

	First Half ended March 31, 2002		Variation
(€ in millions)	2003	2002	Amount	Change
Direct operating costs*	306.2	267.9	38.3	14.3%
Marketing, general and administrative expenses	110.6	85.8	24.8	28.9%
Depreciation and amortisation	31.7	27.8	3.9	14.0%
Royalties and management fees	8.1	13.6	(5.5)	(40.4)%
Total Costs and Expenses by Category	456.6	395.1	61.5	15.6%

Resort activities	451.8	388.2	63.6	16.4%
Real estate development activities	4.8	6.9	(2.1)	(30.4)%
Total Costs and Expenses by Segment	456.6	395.1	61.5	15.6%

*            Includes operating wages and employee benefits, cost of sales for merchandise and food and beverage, transportation services and real estate land sales and other costs such as utilities, maintenance, insurance and operating taxes.

Total costs and expenses totalled € 456.6 million in First Half 2003 compared to € 395.1 million in the prior year, an increase of € 61.5 million.  This increase in costs and expenses related primarily to increased direct operating costs (+ € 38.3 million) and increased marketing, general and administrative expenses (+ € 24.8 million).

First Half 2003 direct operating costs included Walt Disney Studios Park, which was not yet opened to the public during the First Half of the prior year.  Total direct operating costs year-to-date are in-line with our planning and reflect the largely fixed and semi-variable direct cost base required to operate the theme parks during the low season.

Marketing, general and administrative expenses increased € 24.8 million, reflecting € 18.1 million of additional marketing and sales costs, a portion of which relate to the timing of media campaigns between the First and Second Half of the fiscal year.  General and administrative costs increased € 6.7 million reflecting increased labour and other expenses.

Royalties and management fees totalled € 8.1 million, € 5.5 million lower than the previous year, reflecting the conditional waiver by The Walt Disney Company (“TWDC”) of these fees for the three months ending March 31, 2003.  TWDC agreed to these measures on March 28, 2003 as a result of the slow-down in tourism and the potential impact of ongoing geopolitical uncertainties.

Income before Lease and Net Financial Charges

The table below summarises operating margin by segment:

	First Half ended March 31,		Variation
(€ in millions)	2003	2002	Amount	Change
Resort Activities Segment	15.5	38.1	(22.6)	(59.3)%
Real Estate Development Activities Segment	0.5	4.4	(3.9)	(88.6)%
Total Income before Lease and Net Financial Charges	16.0	42.5	(26.5)	(62.4)%

Operating margin for First Half 2003 totalled € 16.0 million, a decrease of € 26.5 million from the prior year.  As anticipated, real estate development activities accounted for a portion of this decrease (down € 3.9 million out of the total decrease of € 26.5 million).  Operating margin generated by our Resort Segment totalled € 15.5 million in First Half 2003, a decrease of € 22.6 million from the prior year.

Lease rental expense and net financial charges

Lease rental expense and net financial charges include lease rental expense, financial income and financial expense. The Group leases a substantial portion of its operating assets from financing companies.  Lease rental expense represents payments under financial lease arrangements with the unconsolidated financing companies and approximates the related debt service payments and certain other costs of such financing companies.  Financial income is principally composed of the interest income earned on long-term loans provided to the financing companies and on cash and short-term investments, as well as net gains arising from foreign currency transactions. Financial expense is principally composed of interest charges on long-term borrowings and the net impact of interest rate hedging transactions.

The following table summarises lease and net financial charges by nature of expense:

	First Half ended March 31,		Variation
(€ in millions)	2003	2002	Amount	%
Interest based expenses, debt and lease related(1)	48.9	38.9	10.0	25.7%
Interest income on cash and deposit balances	(1.2)	(1.9)	0.7	(36.8)%
Principal repayments included in lease expenses:
• Due to external third parties	16.9	14.3	2.6	18.2%
• Due to Euro Disney Group	25.1	20.5	4.6	22.4%
	42.0	34.8	7.2	20.7%

Other	8.5	6.7	1.8	26.9%
Total Lease and Net Financial Charges	98.2	78.5	19.7	25.1%

(1) Net of capitalised interest charges of € 0 and € 9.2 million in First Half 2003 and 2002, respectively.

Lease and net financial charges increased € 19.7 million to reach € 98.2 million in First Half 2003 from € 78.5 million in the prior year.  This increase was primarily attributable to:

•                  Increased interest based expenses of € 10.0 million, as compared to the prior year during which € 9.2 million of interest costs were capitalised and included in the construction costs of Walt Disney Studios Park, and

•                  Planned increases of € 7.2 million in lease rental expense related to principal repayments on the debt of the financing companies from which the Group leases a significant portion of its operating assets.

Exceptional loss, net

The Group reported net exceptional losses of € 0.5 million in First Half 2003 compared to € 40.8 million of net exceptional losses in First Half 2002.

In the prior year, the Group incurred € 37.2 million of pre-opening expenses related to Walt Disney Studios Park, which opened to the public on March 16, 2002.  These expenses were classified as exceptional and included the costs of hiring and training employees for the Walt Disney Studios Park during the pre-opening period as well as the costs of the pre-opening advertising campaigns and the media events which took place throughout February and March 2002.

Net loss

Net loss for First Half 2003 increased to € 82.7 million primarily as a result of a lower operating margin and higher lease and net financial charges.

CAPITAL INVESTMENT, LIQUIDITY AND FINANCING

Capital Investment

Capital investment totalled approximately € 14.4 million for First Half 2003.  This amount primarily represent costs for recurring renovations and improvements to our existing asset base.

Liquidity

As of March 31, 2003, cash and short-term investments totalled € 40.9 million, an increase of € 18.5 million from the September 30, 2002 balance.  Operating cash flows generated during First Half 2003 improved substantially from First Half 2002, primarily as a result of changes in working capital items.  The movement in cash and cash equivalents during First Half 2003 resulted from:

•	Cash Flows from Operating Activities	€13.2	million
•	Cash Flows used in Investing Activities	€(50.9	)million
•	Cash Flows from Financing Activities	€57.2	million

Cash flows generated by operating activities improved to € 13.2 million compared to cash used of € 63.5 million in the prior year, primarily as a result of movements in working capital for such items as interest payments, value added tax and accounts receivable, particularly those related to real estate development activities. Cash flows used in investing activities related primarily to payments of invoices related to the construction of Walt Disney Studios Park as well as renovations and improvements of the existing asset base. Cash flows generated by financing activities totalled € 57.2 million and reflected € 105.2 million of additional drawings under the Group’s line of credit with TWDC, partially offset by the payment of € 43.1 million of additional debt security and other guarantee deposits and € 4.8 million of scheduled debt repayments.

On March 28, 2003, TWDC agreed that all royalties and management fees payable to it for the second, third and fourth quarters of fiscal year 2003 and for all of fiscal year 2004 will be paid on a fiscal year-end basis rather than quarterly.  TWDC further agreed that due to a slow-down in tourism and the potential impact of ongoing geopolitical uncertainties, with respect to the last three quarters of fiscal year 2003, their combined royalties and management fees will not exceed the maximum amount that could be paid by the Group while maintaining compliance with the gross operating income covenant under certain of the Group’s debt agreements.  Subject to the approval of the Supervisory Board, any portion of the royalties or management fees not paid for fiscal year 2003 as a result of the foregoing may in the future become payable if and to the extent that income before lease and financial charges excluding depreciation and amortisation for any year from fiscal year 2004 through fiscal year 2008 exceeds € 450 million.

Based upon available cash and short-term investments, the € 167.7 million line of credit with TWDC and current forecasts of operating performance, we believe that the Group will have the resources necessary to meet funding requirements arising in the foreseeable future.  Due to repayment of our Convertible Bond issue and our substantial investment in Walt Disney Studios Park, we depend on continued growth in the Resort Segment operating margin to provide for our cash needs.

Debt

The Group’s principal indebtedness (excluding accrued interest) increased to € 881.8 million as of March 31, 2003 compared to € 781.4 million as of September 30, 2002, primarily as a result of new drawings on the Group’s line of credit with TWDC (available until June 2004), partially offset by € 4.8 million of scheduled principal repayments.  Including the unconsolidated financing companies, principal indebtedness was € 2,303.2 million as of March 31, 2003 compared to € 2,219.8 million as of September 30, 2002.

OUTLOOK

Outlook - Remainder of Fiscal Year 2003

Despite the slow-down in tourism activity and the uncertain geopolitical environment, First Half 2003 net results reflected increasing revenues driven by improvements in all key operating drivers which is encouraging in light of the current context.  Our challenge for Second Half 2003 and for the foreseeable future will be to increase our attendance and improve the operating margin of our Resort Segment in order to meet our future profit objectives and cash flow requirements.  Despite the conditional waiver of the royalties and management fees we pay to TWDC, Second Half 2003 will be challenging in the current economic context in light of our commitments to pay higher lease rental expenses and our forecast for lower operating margin from real estate development activities.

EURO DISNEY S.C.A. AND SUBSIDIARIES

INTERIM REPORT

CONSOLIDATED BALANCE SHEETS

(€ in millions)	March 31, 2003	Sept. 30, 2002	March 31, 2002

Fixed Assets
Intangible assets	62.3	61.7	28.6
Tangible assets	986.0	1 004.3	1 069.3
Financial Assets	1 341.5	1 323.5	1 333.0
	2 389.8	2 389.5	2 430.9
Current Assets
Inventories	40.5	38.7	40.7
Accounts receivable:
Trade	89.1	101.6	98.8
Other	47.8	69.7	145.5
Short-term investments	29.2	14.2	34.6
Cash	11.7	8.2	26.1
	218.3	232.4	345.7

Deferred Charges	86.5	86.7	89.4

Total Assets	2 694.6	2 708.6	2 866.0

Shareholders’ Equity
Share capital	804.9	804.9	804.9
Share premium	289.0	289.0	289.0
Retained earnings	68.2	150.9	107.3
	1 162.1	1 244.8	1 201.2

Quasi-Equity	153.6	152.8	153.6

Provisions for Risks and Charges	34.9	35.5	36.6

Borrowings	939.7	821.3	804.6

Current Liabilities
Payable to related companies	46.7	80.6	98.9
Accounts payable and accrued liabilities	251.1	278.9	461.0
	297.8	359.5	559.9

Deferred Revenues	106.5	94.7	110.1

Total Shareholders’ Equity and Liabilities	2 694.6	2 708.6	2 866.0

Note: Amounts at March 31 are unaudited but were reviewed by the Statutory Auditors in accordance with professional standards applicable in France.

EURO DISNEY S.C.A. AND SUBSIDIARIES

INTERIM REPORT

CONSOLIDATED STATEMENTS OF INCOME

(€ in millions)	First Half 2003	Full Year 2002	First Half 2002

Revenues	472.6	1 076.0	437.6

Costs and Expenses	(456.6)	(900.3)	(395.1)

Income before Lease and Financial Charges	16.0	175.7	42.5

Lease rental expense	(97.0)	(188.8)	(93.7)
Financial income	26.3	59.1	30.5
Financial expense	(27.5)	(41.1)	(15.3)
	(98.2)	(170.8)	(78.5)

Income (loss) before Exceptional Items	(82.2)	4.9	(36.0)

Exceptional loss, net	(0.5)	(38.0)	(40.8)

Net Loss	(82.7)	(33.1)	(76.8)

Average number of common shares outstanding (in millions)	1 056	1 056	1 056

Loss per Share (in €)	(0.08)	(0.03)	(0.07)

Note: Amounts for First Half (six months ended March 31) are unaudited but were reviewed by the Statutory Auditors in accordance with professional standards applicable in France.

EURO DISNEY S.C.A. AND SUBSIDIARIES

INTERIM REPORT

CONSOLIDATED STATEMENTS OF CASH FLOWS

(€ in millions)	First Half 2003	Full Year 2002	First Half 2002

Net (Loss)	(82.7)	(33.1)	(76.8)

Operating Items Not Requiring Cash Outlays:
Depreciation and amortisation	31.6	64.0	27.8
Other	25.3	42.0	20.5
Changes in:
Receivables	34.4	23.4	(49.6)
Inventories	(1.8)	(1.7)	(3.7)
Payables and other accrued liabilities	6.4	(45.9)	18.3
Cash Flows from / (used in) Operating Activities	13.2	48.7	(63.5)

Proceeds from the sale of fixed assets	0.1	1.4	1.1
Capital expenditures for tangible and intangible assets	(44.5)	(262.5)	(118.9)
Increase in deferred charges	(6.5)	(10.5)	(6.7)
Other	—	1.9	1.8
Cash Flows used in Investing Activities	(50.9)	(269.7)	(122.7)

Proceeds from new borrowings	105.2	63.3	45.7
Repayments and repurchases of borrowings	(4.8)	(381.8)	(377.5)
(Increase) / Decrease in debt and other security deposit	(43.2)	12.4	23.6
Cash Flows from / (used in) Financing Activities	57.2	(306.1)	(308.2)

Change in cash and cash equivalents	19.5	(527.1)	(494.4)
Cash and cash equivalents, beginning of period	21.3	548.4	548.4
Cash and Cash Equivalents, end of period	40.8	21.3	54.0

Supplemental Cash Flow Information:
Interest paid	13.3	42.7	35.9
Lease rental expense paid	77.3	92.9	60.4

	March 31, 2003	Sept. 30, 2002	March 31, 2002
Reconciliation to Balance Sheet:
Cash	11.7	8.2	26.1
Short-term investments	29.2	14.2	34.6
Bank overdrafts (recorded in accounts payable and accruals)	(0.1)	(1.1)	(6.7)
Cash and Cash Equivalents, end of period	40.8	21.3	54.0

Note: Amounts for First Half (six months ended March 31) are unaudited but were reviewed by the Statutory Auditors in accordance with professional standards applicable in France.

EURO DISNEY S.C.A. AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

First Half Ended March 31, 2003

Basis of Presentation

The accompanying interim financial statements present the unaudited consolidated balance sheet, statements of income and cash flows of Euro Disney S.C.A. and subsidiaries (the “Group”) at March 31, 2003 and for the six months “First Half” then ended.  These interim financial statements have been prepared in accordance with accounting principles and regulations generally accepted in France (“French GAAP”).  Such principles have been consistently applied in relation to those used in the preparation of the consolidated financial statements for the year ended September 30, 2002. The new accounting standard relating to liabilities which was effective as of October 1, 2002, had no impact on the financial statements of the Group. The interim financial statements, however, do not include all of the information and footnotes presented in the complete annual financial statements of the Group.

Certain reclassifications to the prior period comparative amounts have been made to conform to the First Half 2003 presentation.

Seasonality

The Group’s business is subject to the effects of seasonality and the annual results are significantly dependent on the second half of the year, which traditionally includes the high season at Disneyland Resort Paris. Consequently, the operating results for First Half 2003 are not necessarily indicative of results to be expected for the full year.

Reported Segments

The Group has two reportable segments: Resort Activities (which includes the operations of the Theme Parks, Hotels and the Disney Village) and Real Estate Development Activities. The Group evaluates the performance of its segments based primarily on income before lease, net financial charges and exceptional items.  The Group does not evaluate the performance of its segments based upon their respective fixed asset values. The table below presents information about reported segments:

(€ in millions)	First Half 2003	Full Year 2002	First Half 2002
Segment Revenues
Resort activities	467.3	1 048.7	426.3
Real estate development activities	5.3	27.3	11.3
Total Revenues	472.6	1 076.0	437.6

Segment Costs and Expenses
Resort activities	(451.8)	(885.1)	(388.2)
Real estate development activities	(4.8)	(15.2)	(6.9)
Total Costs and Expenses	(456.6)	(900.3)	(395.1)

Segment Income before Lease and Net Financial Charges
Resort activities	15.5	163.6	38.1
Real estate development activities	0.5	12.1	4.4
Total Income before Lease and Net Financial Charges	16.0	175.7	42.5

Costs and Expenses

(€ in millions)	First Half 2003	Full Year 2002	First Half 2002
Direct operating costs(a)	306.2	617.2	267.9
Marketing, general and administrative expenses	110.6	183.5	85.8
Depreciation and amortisation(b)	31.7	64.1	27.8
Royalties and management fees(c)	8.1	35.5	13.6
Total Costs and Expenses	456.6	900.3	395.1

(a)      Direct operating costs

Includes operating wages and employee benefits, cost of sales for merchandise and food and beverage, transportation services and real estate land sales and other costs such as utilities, maintenance, insurance and operating taxes.

(b)      Depreciation and amortisation

During Second Half 2002, the Group revised the estimated useful lives of certain long-lived assets, retroactively to October 1, 2002, in order to more appropriately reflect their intended use.  Had this change been recorded in the First Half 2002, depreciation expense would have been lower by € 2.8 million.

(c)       Royalties and management fees

Royalties and management fees totalled € 8.1 million in First Half 2003, € 5.5 million lower than the First Half 2002, reflecting the conditional waiver by The Walt Disney Company (“TWDC”) of these fees, as described below.  TWDC agreed to these measures on March 28, 2003 as a result of the slow-down in tourism and the potential impact of ongoing geopolitical uncertainties. TWDC agreed that royalties and management fees payable for the second, third and fourth quarters of fiscal year 2003 and for all of fiscal year 2004 will be paid on a fiscal year-end basis rather than quarterly.  TWDC further agreed that combined royalties and management fees payable, with respect to the last three quarters of fiscal year 2003, will not exceed the maximum amount that could be paid by the Group while maintaining compliance with a key debt covenant. Subject to the approval of the Group’s Supervisory Board, any portion of the royalties or management fees not paid for fiscal year 2003 as a result of these agreements may, in the future, become payable in the amount by which income before lease and financial charges excluding depreciation and amortisation for any year from fiscal year 2004 through 2008 exceeds € 450 million.

Exceptional Loss, Net

In the prior year, the Group incurred € 37.2 million of pre-opening expenses related to Walt Disney Studios Park, which opened to the public on March 16, 2002.  These expenses were classified as exceptional and included the costs of hiring and training employees for Walt Disney Studios Park during the pre-opening period as well as the costs of the pre-opening advertising campaigns and the media events which took place throughout February and March 2002.

Shareholders’ Equity

		(€ in millions)
	Number of Shares	Share Capital	Share Premium	Retained Earnings
	(in thousands)
Balance at September 30, 2002	1 055 938	804.9	289.0	150.9

Net loss				(82.7)

Balance at March 31, 2003	1 055 938	804.9	289.0	68.2

Borrowings

(€ in millions)	March 31, 2003	Sept. 30, 2002	March 31, 2002
CDC Phase I loans	168.9	168.9	168.9
CDC Walt Disney Studios Park loans(a)	381.1	381.1	381.1
Phase IA credit facility	118.3	122.1	125.2
Phase IB credit facility	25.3	26.0	26.7
TWDC Line of Credit(b)	167.7	62.5	45.0
Other	20.5	20.8	21.2
	881.8	781.4	768.1
Accrued interest	57.9	39.9	36.5
	939.7	821.3	804.6

(a)       Caisse des Dépôts et Consignations (“CDC”) Walt Disney Studios Park loans

These subordinated loans financed a portion of the construction costs of Walt Disney Studios Park.  The credit agreement includes four loan tranches, two of € 76.2 million each maturing in fiscal years 2015 and 2021, respectively and two of € 114.3 million, each maturing in fiscal years 2025 and 2028, respectively.  The loans bear interest at a fixed rate of 5.15% per annum, unless interest or principal payments are deferred under the provisions of the loans, during which time the interest rate on the deferred amounts is EURIBOR plus 2% or 5.15%, whichever is greater, plus a margin.  The timing of actual payments of the annual interest depends on the size of the Company’s surpluses in cash and short-term investments at each scheduled annual payment date.  The annual interest payments due as of December 31, 2001 and 2002 in the total amount of € 34.2 million have been deferred in accordance with the provisions of the loans.

(b)       TWDC line of credit

As part of the Financial Restructuring, TWDC made available, until June 2004, a subordinated unsecured € 167.7 million standby revolving credit facility to the Group, which bears interest at EURIBOR (2.52% as of March 31, 2003).

Supplemental Information relating to Generally Accepted Accounting Principles in the U.S.

The consolidated interim financial statements have been prepared in accordance with French GAAP. French GAAP varies in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”), particularly with respect to leases of operating assets, which are accounted for as operating leases rather than being capitalized, in accordance with one of the options allowed by French GAAP.  Additionally, in connection with the 1994 financial restructuring, the Group’s computation of interest expense under French GAAP differs significantly from U.S. GAAP.  More detailed information regarding the differences between French GAAP and U.S. GAAP is presented in the annual financial statements.  Under U.S. GAAP, the Group’s net loss for First Half 2003 and First Half 2002 was € 74.6 million and € 89.7 million, respectively.

Supplemental Information relating to the Parent Company

(€ in millions)	First Half 2003	Full Year 2002	First Half 2002
Revenues	431.0	961.2	400.1
Net Income / (Loss)	(79.8)	(46.1)	(67.2)

New Pronouncements

In December 2002, in connection with the new accounting standard relating to liabilities, the CRC (“Comité de la Réglementation Comptable”) established transitory rules (2002-10) related to the accounting treatment of major renovations.  The new accounting treatment is effective as of October 1, 2003, at the latest and provides the Group with the choice of establishing a provision for major renovations in advance of work to be performed classified as operating expenses or of implementing a fixed asset by component approach which would allow major renovations to be capitalised only to the extent that they meet the definition of a fixed asset component.   Major renovations are currently deferred and amortised straight-line over a five-year period.  The Group plans to adopt the asset by component method as of October 1, 2003 and is currently working to quantify the implementation impact of this change.

STATUTORY AUDITORS’ LIMITED REVIEW REPORT

ON THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIOD ENDED MARCH 31, 2003

(Translated from French)

To the Shareholders

Euro Disney S.C.A.

R.N. 34

Route de Chessy

77 700 Chessy

Ladies and Gentlemen,

In our capacity as Statutory Auditors, and in accordance with article L. 232-7 of the French “Code de Commerce”:

we have conducted a limited review of the accompanying interim consolidated financial statements of Euro Disney S.C.A., prepared in Euro, for the six-month period ended March 31, 2003;

we have verified the fairness of the information included in the interim report.

These interim consolidated financial statements have been established under the responsibility of Euro Disney S.A., Gerant of Euro Disney S.C.A. Our responsibility is to issue a report on these interim consolidated financial statements based on our limited review.

We conducted this limited review in accordance with professional standards applicable in France; those standards require that we perform limited procedures to obtain an assurance, which is less than the one obtained from an audit, as to whether the consolidated interim financial statements are free of material misstatement. We have not performed an audit, as a limited review is limited primarily to analytical procedures and to inquiries of group management and knowledgeable personnel on information that we deemed necessary.

Based on our limited review, nothing has come to our attention that would challenge the true and fair view of the interim consolidated financial statements, prepared in accordance with French accounting principles and regulations, and the fairness of the results of the operations for the six-month period ended March 31, 2003 and the financial position and assets and liabilities of the group of entities comprised in the consolidation as at March 31, 2003.

In addition, in accordance with professional standards applicable in France, we have verified the fairness of the information included in the report on the interim consolidated financial statements on which we performed a limited review.

We have no comments to make as to the fair presentation and conformity with the interim consolidated financial statements of the information given in the interim report.

Paris, May 5, 2003

The Statutory Auditors

PricewaterhouseCoopers Audit	Caderas Martin

Jean-Christophe Georghiou	Antoine Gaubert

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURO DISNEY S.C.A.
By it Gerant, Euro Disney S.A.

Date: May 5, 2003	By:	/s/ DIANE FUSCALDO

	Name:	Diane Fuscaldo
	Title:	Director Corporate Controllership